STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
THE GAP, INC.

The corporation organized and existing under the General Corporation Law of the State of Delaware hereby certifies as follows:
1.    The name of the corporation is The Gap, Inc. (the “Corporation”).
2.    The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by changing Article SIXTH, Section 2, so that, as amended, said Section shall be and read as follows:
Section 2. Limited Liability.
To the fullest extent permitted by the General Corporation Law of the State of Delaware (as such law currently exists or may hereafter be amended so long as any such amendment authorizes action further eliminating or limiting the personal liabilities of directors or officers), a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Any repeal or modification of this paragraph by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation with respect to any act or omission occurring prior to the time of such repeal or modification.
3.    That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By:    /s/ Todd Champeau
Name:    Todd Champeau
Title:     Deputy General Counsel and Assistant Secretary